FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For March 18, 2003

NDT Ventures Ltd.

(Translation of registrant's name into English)

860 - 625 Howe Street

Vancouver, BC V6C 2T6

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F_X__   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....  No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

EXHIBITS

Exhibit 1

Exhibit

Press Release dated March 18, 2003

NDT VENTURES LTD.

PRESS RELEASE

March 18, 2003                                                                                                    #03-05

Suite 860 - 625 Howe Street, Vancouver, B.C.  V6C 2T6, CANADA  Telephone: (604) 687-7545;Facsimile: (604) 689-5041

NDT VENTURES LTD. ANNOUNCES $1,251,000 FINANCING

NDT Ventures Ltd. (TSXV:NDE) (“NDT”) is pleased to announce it intends to carry out a public offering (the “Offering”) to raise $1,251,000 through the sale of units at $0.18 per unit by way of a Short Form Offering Document and in accordance with TSX Venture Exchange Policy 4.6.  The Offering will be conducted on a commercially reasonable efforts basis and is expected to close not later than March 31, 2003.

The Offering will be composed of 80% flow-through units and 20% non flow-through units.  Each flow-through unit will consist of one flow-through common share and one-half of one share purchase warrant (the “Warrant”).  Each non-flow- through unit will consist of one non-flow-through common share and one-half of one share purchase warrant.  Each whole Warrant will entitle the holder to purchase an additional non-flow-through common share at a price of $0.27 for a period of twelve months.

First Associates Investments Inc.(“First Associates”) will act as agent for the Offering.  NDT will pay the agent 7.5% commission of the aggregate gross proceeds received from the Offering.  The agent will also receive that number of share purchase warrants (the “Agent’s Warrants”) equal in number to 15% of the aggregate number of flow-through and non-flow-through units sold.  Each Agent’s Warrant will entitle the holder to purchase one additional common share of NDT at $0.20 per share for twelve months.  First Associates will also receive a corporate financing fee payable in cash.  The cash commission, expenses of the Offering and corporate finance fee will be paid from the proceeds of the non-flow-through units.

The common shares to be issued under this Offering will be sold by way of a Short Form Offering basis.  The Offering is subject to a number of conditions including the execution of formal documentation and receipt of applicable regulatory approvals.

The proceeds of the Offering combined with existing working capital will fund NDT’s 2003-2004 exploration program on its Fury, Sarcpa and Gem properties, Nunavut (the “Melville Project”) and will be added to general working capital.  The 2003-2004 exploration program will include airborne geophysics, regional till sampling, ground geophysical surveying and diamond drilling.

On Behalf of the Board,

NDT VENTURES LTD.

“Fred G. Hewett”

________________________________

Fred G. Hewett, President

For further information please contact the Company at (604)687-7545 or (888)338-2200

** INTERNET ADDRESS: www.northair.com/ndt/ ** Email:  info@northair.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this press release. This news release may contain forward looking statements which are not historical facts, such as ore reserve estimates, anticipated production or results, sales, revenues, costs, or discussions of goals, and involves a number of risks and uncertainties that could cause actual results to differ materially from those projected. These risks and uncertainties include, but are not limited to, metal price volatility, volatility of metals production; and project development, ore reserve estimates, cost engineering estimate risks, geological factors and exploration results.  See the Company's Form 6-K and 20-F reports for a more detailed discussion of factors that may impact expected results.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NDT Ventures Ltd.

(Registrant)

By:/s/ Gail Sharp

(Signature)

Gail Sharp, Corporate Secretary

Date: March 18, 2003